Exhibit 99.1

GRANITE REIT ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

May 22, 2025, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (TSX: GRT.UN / NYSE: GRP.U) (“Granite REIT” or “Granite”) today announced the acceptance by the Toronto Stock Exchange (the “TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time over the next 12 months, if considered advisable, up to an aggregate of 6,060,162 of Granite REIT’s issued and outstanding units (the “Units”), being approximately 10% of Granite REIT’s public float of Units as of May 20, 2025. Pursuant to a previous notice of intention to conduct a NCIB, under which Granite REIT sought and received approval from the TSX to purchase up to 6,273,168 Units for the period of May 24, 2024 to May 23, 2025, Granite REIT has purchased, as of May 20, 2025, 2,143,245 Units on the open market at a weighted average purchase price of $66.8627 per Unit. As of May 20, 2025, Granite REIT had 60,897,220 Units issued and outstanding and a public float of 60,601,628 Units.

The NCIB will commence on May 26, 2025 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 25, 2026. Daily purchases made by Granite through the TSX may not exceed 27,099 Units, being 25% of the average daily trading volume of 108,396 Units on the TSX for the six-month period ended April 30, 2025. These daily maximums are subject to certain exceptions prescribed by the TSX, including the “block purchase exemption”.

Granite REIT intends to enter into an automatic securities purchase plan with a broker as of the date on which the NCIB commences in order to facilitate repurchases of the Units under the NCIB during Granite REIT’s scheduled blackout periods. Under the automatic securities purchase plan, Granite REIT’s broker may repurchase Units under the NCIB in accordance with any advance instructions that Granite REIT may elect to deliver, including without limitation repurchases made at times when Granite REIT would ordinarily not be permitted to repurchase Units due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by Granite REIT’s broker based upon the parameters under the NCIB and the terms of the parties’ written agreement.

The Board of Trustees of Granite REIT believe that the potential purchases at prices below Granite REIT’s view of intrinsic value are in the best interests of Granite REIT and are a desirable use of Granite REIT’s liquidity. All Units that are purchased under the NCIB will be cancelled.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 144 investment properties representing approximately 63.3 million square feet of leasable area.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Senior Director, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite REIT’s future distributions, Unit repurchases, plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future Unit repurchases, events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future Unit repurchases, events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite REIT’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth under “Risks and Uncertainties” in Granite’s Management’s Discussion and Analysis for the quarter ended March 31, 2025 filed on May 7, 2025 and in the annual information form of Granite REIT dated February 26, 2025 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite REIT expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com